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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES:   JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
   DECORDOVA       BRYAN           M.           MICHAELS STORES, INC. (MIK)                    ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below
                                                Person, if an entity                                EXECUTIVE VICE PRESIDENT -
   8900 BENT BRANCH DRIVE                       (voluntary)                SEPTEMBER 3, 2002        CHIEF FINANCIAL OFFICER
--------------------------------------------                            --------------------- --------------------------------------
                  (Street)                                              5. If Amendment,     7. Individual or Joint/Group Filing
                                                                           Date of Original       (Check Applicable Line)
                                                                           (Month/Day/Year)   _X_Form filed by One Reporting Person
                                                                                              ___Form filed by More than One
   IRVING         TEXAS             75063                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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Common Stock    9/03/02                     M             16,667(1)   A     $14.5625
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Common Stock    9/03/02                     M             16,667(1)   A      $20.875
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Common Stock    9/03/02                     M             16,666(1)   A      $20.985
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Common Stock    9/03/02                     S             50,000(1)   D      $44.871          97(2)          D
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                                                                                           1,853             I       By 401(k) Plan
                                                                                                                     (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (9-02)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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Stock Option (Right to Buy)          $14.5625      9/03/02                  M                        16,667        (4)     7/29/04
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Stock Option (Right to Buy)          $20.875       9/03/02                  M                        16,667        (5)     7/27/05
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Stock Option (Right to Buy)          $20.985       9/03/02                  M                        16,666        (6)     7/30/06
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7. Title and Amount of Under-       8. Price   9. Number         10. Owner-     11. Nature
   lying Securities                    of         of Deriv-          ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative              Form           direct
                                       ative      Securi-            of De-         Bene-
                                       Secur-     ties               rivative       ficial
                                       ity        Bene-              Secu-          Own-
                                       (Instr.    ficially           rity:          ership
                                       5)         Owned              Direct         (Instr. 4)
   -----------------------                        Following          (D) or
   Title         Amount or                        Reported           Indi-
                 Number of                        Transaction(s)     rect (I)
                 Shares                           (Instr. 4)         (Instr. 4)
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Common Stock     16,667                                0                D
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Common Stock     16,667                           16,667(1)             D
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Common Stock     16,666                           33,334(1)             D
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Explanation of Responses:

(1)  Reflects a two-for-one stock split effected in the form of a stock dividend to stockholders of record as of the close of business on November 12, 2001.
(2)  Represents shares acquired under the 1997 Michaels Stores, Inc. Employees Stock
     Purchase Plan as of August 30, 2002 based on a plan statement issued by the Plan administrator.
(3)  The reported amount is held by a 401(k) Plan (the "Plan") stock fund assumed to be fully invested in Michaels Stores, Inc. common stock.  The reported amount is based on a plan statement issued by the Plan administrator as of August 29, 2002 as an estimate of the total number of shares that would be available to the Reporting Person if such holdings were liquidated on that date.
(4)  Exercise of stock options pursuant to original grant to Reporting Person on July 30, 1999 of options to purchase 50,000 shares of Michaels Stores, Inc. common stock under the
     Michaels Stores, Inc. 1997 Stock Option Plan, 16,667 of which is currently vested.
(5)  Exercise of stock options pursuant to original grant to Reporting Person on July 28, 2000 of options to purchase 50,000 shares of Michaels Stores, Inc. common stock under the
     Michaels Stores, Inc. 1997 Stock Option Plan, 16,667 of which is currently vested and
     16,667 of which will vest on July 28, 2003.
(6)  Exercise of stock options pursuant to original grant to Reporting Person on July 31, 2001 of options to purchase 50,000 shares of Michaels Stores, Inc. common stock under the
     Michaels Stores, Inc. 1997 Stock Option Plan, 16,666 of which is currently vested and
     16,667 of which will vest on each of July 31, 2003 and July 31, 2004.


                                                                              /s/ Elizabeth K. Giddens         September 5, 2002
                                                                              -------------------------------  -----------------
**Intentional misstatements or omissions of facts constitute                  **Signature of Reporting Person         Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).     Elizabeth K. Giddens,
                                                                              Attorney-in-Fact for
                                                                              Bryan M. DeCordova

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (9-02)
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